Exhibit 99.1

Hong Kong High Court Issues Declaratory Orders and Permanent Injunctive Relief

in Favor of Sinovac’s Biotech Ltd. Senior Management

Permanent Injunction Restrains Mr. Li and Mr. Cao from Purporting to Act as or Take Any Actions as Directors of Sinovac HK or its subsidiaries

BEIJING, Nov. 28, 2018— Senior management of Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company") and the lawful directors of Sinovac Hong Kong, Mr. Yin Weidong and Ms. Wang Nan (“Lawful Directors”), have been granted declaratory orders and permanent injunctive relief against Mr. Li Pengfei (“Mr. Li”) and Mr. Cao Jianzeng (“Mr. Cao”) by the High Court of the Hong Kong Special Administrative Region (“Hong Kong High Court”). Mr. Li and Mr. Cao have appealed the decision to the Court of Appeals.

As described in a press release issued by the Company on October 22, Sinovac Biotech (Hong Kong) Limited (“Sinovac HK”) was granted an interim injunction on October 19, 2018 in the Hong Kong High Court proceedings brought by the Lawful Directors to nullify and remove forged documents that were illegally filed with the Hong Kong Companies Registry (“Companies Registry”), the Hong Kong government body responsible for maintaining official company records. These forged documents were also used in an attempt to unlawfully remove the Lawful Directors of Sinovac HK’s subsidiary, Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) and to deceive the Industry and Commerce Bureau of Beijing into believing that the board of Sinovac Beijing had been reconstituted.

On November 28, 2018 at a further hearing in the Hong Kong High Court, the Hong Kong High Court held that it is beyond dispute that the documents in respect of Sinovac HK had been forged and unlawfully filed with the Hong Kong Companies Registry, based on the evidence filed by Mr. Cao, Mr. Li and the Lawful Directors. The Hong Kong High Court therefore declared that Mr. Yin Weidong and Ms. Wang Nan were and still are the lawful directors of Sinovac HK, and Mr. Li and Mr. Cao were not and are not the lawful directors of Sinovac HK.

The Hong Kong High Court also granted a permanent injunction restraining Mr. Li and Mr. Cao from purporting to act or holding themselves out as directors of Sinovac HK or its subsidiaries (including but not limited to Sinovac Beijing), purporting to take any actions as directors of Sinovac HK or its subsidiaries, and relying on or using the forged documents in any way whatsoever.

Furthermore, the Hong Kong High Court also ordered the Companies Registry to remove the forged documents in respect of Sinovac HK that had been unlawfully filed. The Companies Registry had indicated prior to the November 28, 2018 hearing that it did not oppose the application made by the Lawful Directors and agreed to the terms of the draft Order sought by the Lawful Directors.

The Board of Directors and management of Sinovac are vigorously protecting the rights of all shareholders in all applicable courts. Sinovac has also petitioned in the High Court of Justice in Antigua and Barbuda for 1Globe Capital LLC (“1Globe”) to be restrained from making any attempt to take control of the Company or in any way undermine the court’s authority in the existing litigation between 1Globe and the Company.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please refer to the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Brandon Jiang | Associate
O: 212.371.5999 M: 646.939.5454

E: bxj@abmac.com

Abernathy MacGregor

Strategic Communications Counsel | abmac.com
Member of AMO | amo-global.com